UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 1-6659

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Aqua America, Inc.

401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AQUA AMERICA, INC.

762 W. Lancaster Avenue

Bryn Mawr, PA  19010

Aqua America, Inc. 401(k) Plan

Table of Contents

December 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm

Plan Participants and Plan Administrator

Aqua America, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Aqua America, Inc. 401(k) Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP

Philadelphia, Pennsylvania

June 12, 2015

Aqua America, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013

Assets

Investments, at fair value	$ 173,020,271	$ 165,574,806

Receivables:
Employer contributions receivable	1,230,717	1,067,972
Participant contributions receivable	127,545	-
Notes receivable from participants	4,368,440	4,131,948

Total receivables	5,726,702	5,199,920

Cash and cash equivalents	67,275	-

Total assets	178,814,248	170,774,726

Liabilities

Accrued expenses	55,302	40,289

Excess participant contributions payable	7,044	-

Total liabilities	62,346	40,289

Net assets available for benefits at fair value	178,751,902	170,734,437

Adjustment from fair value to contract value
for fully benefit-responsive investment contracts	(155,758)	(157,526)

Net Assets Available for Benefits	$ 178,596,144	$ 170,576,911

See notes to financial statements.

Aqua America, Inc. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2014 and 2013

	2014	2013

Additions to Net Assets Attributed to
Investment income:
Net appreciation in fair value of investments	$ 7,931,046	$ 21,200,009
Interest and dividends	6,219,535	4,864,202

Total investment income	14,150,581	26,064,211

Interest income on notes receivable from participants	173,028	157,396

Contributions:
Employer	3,172,768	2,872,321
Participants	7,318,902	6,919,856
Participant rollovers	279,634	530,047
Other	25,000	25,000

Total contributions	10,796,304	10,347,224

Total additions	25,119,913	36,568,831

Deductions from Net Assets Attributed to
Benefits paid to participants	(16,918,537)	(11,794,412)
Administrative expenses	(182,143)	(132,600)

Total deductions	(17,100,680)	(11,927,012)

Net increase in net assets available for benefits	8,019,233	24,641,819

Net Assets Available for Benefits
Beginning of year	170,576,911	145,935,092

End of year	$ 178,596,144	$ 170,576,911

See notes to financial statements.

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

Note 1 - Description of Plan

The following description of the Aqua America, Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the plan document for a  more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by Aqua America, Inc. (the “Plan Sponsor” and the “Plan Administrator”).  Direct and indirect subsidiaries of Aqua America, Inc. that adopt the Plan are participating employers.  All participating employers are referred to herein as the “Company”.  The Plan’s trustee is T. Rowe Price Trust Company (the “Trustee”).  The Plan is designed to conform to all of the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and with the applicable provisions of the Internal Revenue Code (“IRC”) and the regulations thereunder.

The Plan was amended and restated as of January 1, 2014 and provided for a new group (referred to as Group 8) effective May 12, 2014, for employees of Aqua North Carolina who were previously under the Plan’s Group 3, but not participants in the Aqua America, Inc. Thrift Plan on December 31, 2007.

Eligibility

Covered employees are any employees other than: (i) bargaining unit employees unless their union contract provides for participation in the Plan, (ii) leased employees, (iii) nonresident aliens and (iv) persons performing services who are classified by the Company as other common law employees.

As of December 31, 2014, there are seven active groups of covered employees and one inactive group, designated as follows:

Active Groups:

•	Group 1 Covered Employee: any covered employee who was a participant in the Aqua America, Inc. Thrift Plan on December 31, 2007.
•	Group 2 Covered Employee: This group consists of former Consumers Water Company union and non-union employees hired before April 1, 2003.
•

Group 3 Covered Employee: any covered employee who was a participant in the Plan on December 31, 2007; any person who is a covered employee of any other entity that becomes an affiliate of Aqua America, Inc. on or after April 1, 2003 and that adopts the Plan as a participating employer; any covered employee hired or rehired on or after April 1, 2003 (except an employee rehired after March 2003 and prior to August 6, 2003) who was eligible to participate in another 401(k) plan of an employer; any employee of Aqua Resources and the

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

Note 1 - Description of Plan (Continued)

Eligibility (Continued)

Group 3 (Continued)

•

International Union of Operating Engineers Local 542 union; any covered employee represented by the International Union of Operating Engineers Local Union 18S (Tiffin District) hired on or after October 31, 2013; and any employee, other than an employee classified as a seasonal employee shall become a participant in the Plan on the later of the employee’s employment commencement date or the date on which the employee becomes a covered employee.

•

Group 4 Covered Employee: any covered employee who was a participant in the Personal Savings Plan for Local 473 Employees of the Philadelphia Suburban Division of Aqua Pennsylvania, Inc. on December 31, 2007.

•

Group 6 Covered Employee: any covered employee (i) whose date of hire or rehire with Aqua Ohio Water Company was on or after January 1, 2001 and (ii) who is represented by one of the following unions: the International Union of Operating Engineers Local Union 18S (Tiffin District) except an employee hired on or after October 31, 2013, Utility Workers Union of America, AFL-CIO Local Union No. 434 (Marion District) and Utility Workers Union of America, AFL-CIO Local No. 397 (Ashtabula District).

•

Group 7 Covered Employee: any covered employee (i) whose date of hire with Aqua Ohio Water Company was prior to January 1, 2001, (ii)  who has remained continuously employed by Ohio-American Water Company and, after April 30, 2012, by Aqua Ohio Water Company and (iii) who is represented by one of the following unions: the International Union of Operating Engineers Local Union 18S (Tiffin District), Utility Workers Union of America, AFL-CIO Local Union No. 434 (Marion District) and Utility Workers Union of America, AFL-CIO Local No. 397 (Ashtabula District).

●    Group 8 Covered Employee: any covered employee of Aqua North Carolina who was previously in Group 3, but not a  participant in the Aqua America, Inc. Thrift Plan on December 31, 2007.  Employees hired or rehired by Aqua North Carolina after May 12, 2014 are also participants in Group 8.  Aqua North Carolina employees who are not eligible for Group 8 are employees who are under a collective bargaining agreement (unless their collective bargaining agreement provides for participation in the Plan), leased employees, and nonresident aliens.

Inactive Group:

•	Group 5 Covered Employee: This group is no longer an active group of the Plan. All Group 5 participants were a part of our Aqua New York division which was sold to American Water on May 1, 2012.

In addition, any seasonal employee shall become a participant in the Plan as of the first day of a calendar quarter coincident with or next following the date on which the employee first completes one year of service, provided the employee is a covered employee on such date.

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

Note 1 - Description of Plan (Continued)

Contributions

Any newly, hired or rehired eligible employee is automatically enrolled in the Plan at a deferral of 3% of eligible compensation as soon as practical following a 30-day period, unless they elect otherwise.  Participants may elect to contribute from 1% to 25% (15% for participants who are highly compensated) of their pre-tax eligible compensation pursuant to a salary deferral election, up to an annual maximum permitted under applicable laws and regulations governing 401(k) plans of $17,500 in 2014 and 2013, which is partially matched by the Company.  Additionally, participants who are age 50 or who will attain age 50 prior to the end of the Plan year,  may make additional deferral contributions (“Catch-Up”), provided the participant made the maximum amount of deferral contributions permitted under the Plan.  The maximum annual amount of allowable catch-up contributions for 2014 and 2013 is $5,500. Participants may choose to make after tax deferral contributions as a Roth contribution (“Roth”) instead of or in addition to pre-tax deferral contributions, subject to the same limitations, which may be partially matched by the Company (“Roth”).  The Plan also allows participants to invest from 1% to 10% of their after-tax compensation, which is not matched by the Company.  Plan participants may make transfers between funds or suspend their contributions at any time.  They may also contribute amounts representing distributions from other qualified defined benefit or contribution plans (“Rollovers”).

The Plan provides for employer contributions as follows:

Employer Matching Contributions

Matching contributions are made to the Plan in the form of cash that is used for the purchase of Aqua America, Inc. common stock. Each participant may elect to transfer amounts in their account which are invested in the Aqua America, Inc. common stock fund, to another investment fund under the Plan, subject to procedures established by the Plan Administrator.

•

Groups 1 and 3:  The Company will make a matching contribution equal to 50% of the first 6% of a participant’s eligible compensation that is contributed to the Plan as a pre-tax deferral contribution or a Roth deferral contribution.

•

Group 2: The Company will make a matching contribution equal to 40% of a participant’s eligible compensation that is contributed to the Plan as a pre-tax deferral contribution or a Roth deferral contribution, up to a maximum of $1,040 per year.

•

Group 4: The Company will make a matching contribution equal to 50% of the first 4% of a participant’s eligible compensation that is contributed to the Plan as a pre-tax deferral contribution or a Roth deferral contribution.

•

Group 6: The Company will make a matching contribution equal to 100% of the first 3% of a participant’s eligible compensation that is contributed to the Plan and 50% of the next 2% of a participant’s compensation that is contributed to the Plan as a pre-tax deferral contribution or a Roth deferral contribution.

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

Note 1 - Description of Plan (Continued)

Contributions (Continued)

•

Group 7: The Company will make a matching contribution equal to 50% of the first 5% of a participant’s eligible compensation that is contributed to the Plan as a pre-tax deferral contribution or a Roth deferral contribution.

● Group 8: The Company will make a matching contribution equal to 100% of the first 2% of the participant’s eligible compensation that is contributed to the Plan as a  pre-tax deferral contribution or a Roth deferral contribution. The Company will also make a matching contribution equal to 50% of the next 4% of eligible compensation that is contributed as a  pre-tax deferral contribution or a Roth deferral contribution.

Discretionary Contributions

The Company may make additional discretionary contributions to the Plan for the benefit of active participants.  Discretionary contributions are allocated to active Group 1,  Group 3 and Group 8 participant accounts on a pro-rated basis based on each participant’s compensation compared to the compensation of all active participants in Group 1,  Group 3 and Group 8.  The other groups in the plan are not eligible for discretionary contributions.  This discretionary contribution will be made to the Plan in the form of cash that is used for the purchase of Aqua America, Inc. common stock.  The Company did not make any discretionary contributions during 2014 and 2013.

Non-Discretionary Contributions

The Company will make additional non-discretionary contributions of 5.25% of eligible hourly wages to the Plan for the benefit of active Group 6 participants who qualify for a Company “Enhanced Match”, defined as 100% of the first 3% and 50% of the next 2% of eligible compensation contributed.  The Company made such non-discretionary contributions for 2014 and 2013 of $76,398 and $73,761, respectively.

Employer Profit Sharing Contributions

The Company may, at its discretion, make a profit sharing contribution to the Plan to benefit all Group 3 eligible employees.  The profit sharing contribution will be made in the form of cash and into participant-directed accounts.  The Company made profit sharing contributions for 2014 and 2013 of $1,059,914 and $1,067,972, respectively.

Employer Performance Contributions

The Company may, at its discretion, make an employer performance contribution on behalf of eligible participants if certain established performance goals are achieved.  Performance contributions are to be made to the Plan in the form of cash, Company stock, or any combination thereof.  The Company did not make any performance contributions during 2014 and 2013.

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

Note 1 - Description of Plan (Continued)

Contributions (Continued)

Excess Contributions

In order to satisfy the relevant nondiscrimination provisions of the Plan for the year ended December 31, 2014 and 2013, the Plan reimbursed $7,044 and $0 in excess contributions to select participants during 2015 and 2014,  respectively. The excess contributions are recorded as a liability and as a reduction of participant contributions.

Year-End Corporate Contribution

Beginning in May 2014, a discretionary year-end corporate contribution, of up to 3% of an employee’s eligible compensation, was added to the Plan for participants of Group 8 who were employed on the last day of the Plan year.  The Company made a year-end corporate contribution for 2014 in the amount of $135,003.

Other Contributions

The Plan maintains an Administrative Budget account funded by the Plan’s Trustee.  The funds in the account are treated as Plan assets and must be used only for payment of permissible Plan expenses or allocation to participants.  The Administrative Budget funds are invested in the T. Rowe Price Prime Reserve Fund.  The T. Rowe Price Prime Reserve fund is not an available investment option for plan participants.  All funds utilized from this account are treated as administrative expenses on the Statements of Changes in Net Assets Available for Benefits.  Contributions to the Administrative Budget account were $25,000 for 2014 and 2013, respectively.  Administrative Budget account funds utilized amounted to $36,080 and $50,034 during 2014 and 2013, respectively.  The balance in the Administrative Budget account was $11,865 and $22,943 as of December 31, 2014 and 2013, respectively.

Participants' Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and plan earnings or losses.  Allocations are based on participant contributions or account balances, as defined by the plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participants’ vested account.

Vesting

Each participant will always be 100% vested in the balances in their deferral contribution, voluntary contribution, discretionary contribution, employer performance contribution and rollover contribution accounts.  Group 2 covered employees are 100% vested in their employer matching contributions.  Group 3 and Group 8 covered employees become 100% vested in their employer matching and employer profit sharing contributions after three years of service*.    Group 6 and Group 7 covered employees are 100% vested in their employer matching contributions.  Group 6 covered employees become 100% vested in their employer non-discretionary contribution upon completing a year of service*.    Group 8 covered employees will become 100% vested in the year-end corporate contribution after 3 years of service*.

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

Note 1 - Description of Plan (Continued)

Vesting (Continued)

Vesting for Group 1 and Group 4 covered employees’ employer matching contributions is in accordance with the following schedule:

Years of Service *	% Vested

Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

* A “year of service” for vesting purposes means each plan year (the calendar year)  in which the participant is credited with 1,000 or more hours of service.

Common Stock Fund

Matching contributions are made in the form of cash that is used for the purpose of purchasing Aqua America, Inc. common stock.  Discretionary contributions may be made in cash and into participant directed accounts or for the purchase of Aqua America, Inc. common stock.  Each participant may elect to transfer amounts in their account which are invested in the Corporation Stock Fund, to another investment option under the Plan, subject to procedures established by the Plan Administrator.

Participants who are 100% vested in this fund have an opportunity to elect that any dividends with respect to Aqua America, Inc. common stock held be paid in cash to the participant rather than being allocated to their account to be invested in additional shares of Aqua America, Inc. common stock.

Investment Options

Participants can direct, at the time they enroll in the Plan, that their salary deferral and voluntary contributions be invested entirely in one of the funds offered by the Plan or divided among the funds. The Plan also permits participants to acquire an interest in Aqua America, Inc. common stock.  Participants may change their investment allocation instructions and reinvest their contributions into a different fund or funds at any time.

Payment of Benefits

Distributions from the Plan are normally made shortly after the participant’s retirement, death or disability.  If the participant’s account balance does not exceed $1,000, the participant will receive a lump-sum distribution as soon as practicable following termination of employment.  If the account balance is greater than $1,000 but less than $5,000 and the participant does not elect to receive the distribution directly, then the Trustee will pay the distribution in a direct rollover to an individual retirement plan designated by the Plan Administrator.  Withdrawals will be made in cash or shares of Aqua America, Inc. common stock, to the extent permitted by law.  Under certain circumstances, a participant may withdraw all or a portion of the employee contributions while still employed.

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

Note 1 - Description of Plan (Continued)

Notes Receivable from Participants

Participants may borrow funds from their account balance in amounts that do not exceed the lesser of $50,000 or 50% of their vested account balance for a period not to exceed five years, unless the note is used to purchase the participant’s principal residence.  Repayment for active employees is made through payroll deductions.  All new notes receivable are issued at an interest rate of prime plus 1%.  The notes are secured by the balance in the participant’s account and bear interest at rates that range from 4.25% to 8.50% and apply to loans issued between January 1, 2007 and December 31, 2014.

Plan Forfeitures

Forfeited non-vested accounts are used first to restore any non-vested amounts (if a participant received a distribution and forfeited their non-vested account and resumed employment as a covered employee and repays the full amount of the distribution to the Plan prior to the earlier of (a) five years after the date on which the participant was reemployed or (b) the close of the first period of five consecutive one-year breaks-in-service, commencing after the distribution)  and then shall then be applied as promptly as practicable to reduce employer contributions.

Employer contributions made by the Company are reduced by forfeited, non-vested amounts that accumulate during the year.  Employer contributions were reduced by $216,488 and $264,606 during 2014 and 2013, respectively, as a result of forfeited non-vested accounts.  The balance in the forfeiture account was $20,321 and $7,009 as of December 31, 2014 and 2013, respectively.

Note 2 - Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

As described in the Financial Accounting Standards Board’s (“FASB”) accounting guidance for  reporting of fully benefit-responsive investment contracts held by certain investment companies,  investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a common trust fund.  The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

Note 2 - Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of the financial statements, in conformity with accounting principles generally accepted in the United States of America, requires plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period.    Significant estimates include the determination of the fair value of Plan assets.  Actual results could differ from these estimates.

Administration

The Plan is administered by a committee (the “Committee”) consisting of three or more individuals selected by and who may be removed at any time by the Board of Directors of Aqua America, Inc.  The Committee members may be employees of Aqua America, Inc. and may be participants in the Plan.  The Committee members receive no compensation from the Plan for their services in such capacity. The Committee has extensive administrative powers in connection with the Plan, including authority to interpret the provisions of the Plan, to adopt rules for its administration and to make other decisions with respect to the Plan.

The Trustee for the Plan invests the Plan’s funds as instructed by participants.  The Trustee invests funds received from contributions, investment sales, interest, and dividend income and makes distribution payments to participants.

Certain administrative expenses of the Plan are paid by the Company.  The Company may, at its discretion, elect to have certain administrative expenses reimbursed by the Administrative Budget account funded by the Trustee.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Investments in registered investment companies are valued at quoted market prices which represents the net asset value of shares held by the Plan.  Aqua America, Inc. common stock is valued at its quoted market price.  The common trust fund is valued at unit value, which represents the fair value of the underlying assets.  Therefore, the value of the common trust fund is at fair value. The fair value of the underlying assets which are deemed fully benefit-responsive investment contracts is calculated by discounting the related cash flows based on current yields of similar investments with comparable durations.

The investment objectives of the Plan’s investments in registered investment companies are as follows:

•

Growth funds- the objective of the growth funds is the long-term accumulation of principal through capital appreciation and retention of net investment income, and invests primarily in stocks of large United States (“U.S.”) companies representing a wide range of industries.

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

Note 2 - Summary of Significant Accounting Policies (Continued)

Investment Valuation and Income Recognition (Continued)

•

Balanced funds- the objective of the balanced funds is for long-term rates of return and stable income through diversification and invests in a mix of stocks and bonds to provide capital appreciation and income.

•	Fixed income funds- the objective of the fixed income funds is for long-term rates of return while preserving capital and invests in mortgage-backed securities, corporate bonds, and U.S. securities.

•

Value funds- the objective of the value funds  is reduced volatility and stronger performance than other stock funds during slower economic times or market downturns, and invests in stocks of companies that are deemed to be undervalued or that may be out of favor with the market.

•	Money market fund- the objective of the money market fund is preservation of capital, liquidity, and the highest possible current income.

The objective of the common trust fund is to maximize current income while maintaining principal. The trust will attempt to achieve these objectives by investing in investment contracts that are designed to provide principal stability and a competitive yield.

On occasion, trades or fund exchanges initiated by a Plan participant may not settle by the last day of a calendar year but will settle in the subsequent plan year.  In that event, the participant’s account is credited with the cash value of such trades and fund exchanges and the cash is reported as cash and cash equivalents on the Statements of Net Assets Available for Benefits.  As of December 31, 2014, and 2013, there were unsettled transactions of $67,275 and $0, respectively.

Dividend income is recorded on the ex-dividend date.    Realized gains and losses on the sale of Aqua America, Inc. stock are based on average cost of the securities sold.  Net appreciation includes the gains and losses on investments bought and sold as well as held during the year.  Purchases and sales are recorded on a trade-date basis.

Investment Fees

Net investment returns reflect certain fees paid to the investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents.  These fees are deducted prior to allocation of the Plan’s investment activity and thus are not separately identifiable as an expense.

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

Note 2 - Summary of Significant Accounting Policies (Continued)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.    Delinquent notes receivable are recorded as distributions based upon the terms of the plan document.

Payment of Benefits

Benefits are recorded when paid.

Income Taxes

The Plan is exempt from federal income taxes under the IRC.

Note 3 - Fair Value Measurements

The Plan measures its investments at fair value on a recurring basis in accordance with accounting principles generally accepted in the United States of America. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

•

Level 1 - Fair value is based on unadjusted quoted prices in active markets that are accessible to the Plan for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

•

Level 2 - Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets or liabilities, quoted market prices in inactive markets for identical or similar assets and other observable inputs.

•

Level 3 - Fair value is based on significant unobservable inputs. Examples of valuation methodologies that would result in Level 3 classification include option pricing models, discounted cash flows, and similar techniques.

There have been no changes in the valuation techniques used to measure fair value for the years ended December 31, 2014 and 2013.

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

Note 3 - Fair Value Measurements (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	Assets at Fair Value as of December 31, 2014

	Level 1	Level 2	Level 3	Total

Registered investment companies
Growth funds	$ 73,834,452	$ -	$ -	$ 73,834,452
Balanced funds	25,995,722	-	-	25,995,722
Fixed income funds	4,113,188	-	-	4,113,188
Value funds	2,869,620	-	-	2,869,620
Money market fund	11,865	-	-	11,865

Aqua America, Inc. common stock	55,451,046	-	-	55,451,046

Common trust fund	-	10,744,378	-	10,744,378

Total investments at fair value	$ 162,275,893	$ 10,744,378	$ -	$ 173,020,271

	Assets at Fair Value as of December 31, 2013

	Level 1	Level 2	Level 3	Total

Registered investment companies
Growth funds	$ 69,038,983	$ -	$ -	$ 69,038,983
Balanced funds	27,579,984	-	-	27,579,984
Fixed income funds	4,300,004	-	-	4,300,004
Value funds	2,920,631	-	-	2,920,631
Money market fund	22,943	-	-	22,943

Aqua America, Inc. common stock	50,440,224	-	-	50,440,224

Common trust fund	-	11,272,037	-	11,272,037

Total investments at fair value	$ 154,302,769	$ 11,272,037	$ -	$ 165,574,806

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

Note 3 - Fair Value Measurements (Continued)

Note 4 - Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31:

	2014		2013

T. Rowe Price Retirement 2015 Fund	$ 14,126,761		$ 14,398,312
T. Rowe Price Retirement 2020 Fund	21,603,065		20,001,999
T. Rowe Price Retirement 2025 Fund	16,799,084		16,082,761
T. Rowe Price Retirement 2030 Fund	14,728,529		13,690,062
T. Rowe Price Stable Value Fund	10,744,378	*	11,272,037	*
Aqua America, Inc. Common Stock	55,451,046		50,440,224

*Contract value of $10,588,620 and $11,114,511 respectively.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows for the year ended December 31:

	2014	2013

Aqua America, Inc. common stock	$ 6,711,465	$ 7,470,886
Registered investment companies	1,219,581	13,729,123
Total	$ 7,931,046	$ 21,200,009

Note 5 - Related Party and Party-in-Interest Transactions

Certain of the Plan’s investments are shares of registered investment companies managed by the Trustee, therefore, these transactions qualify as party-in-interest transactions.  Investment management fees paid to the Trustee during 2014 and 2013 were netted against investment returns.  As discussed in Note 1, employer matching contributions are invested in the common stock of the Plan Sponsor. Participants may also elect to invest in the common stock of the Plan Sponsor. These transactions qualify as related party and party-in-interest transactions. Total purchases at market value related to the common stock of the Plan Sponsor for 2014 and 2013 were $5,219,719 and $5,586,537, respectively.  Total sales at market value related to the common stock of the Plan Sponsor for 2014 and 2013 were $6,920,362 and $8,022,719, respectively.    Additionally, the Plan issues loans to participants, which are secured by the participants’ account balances.  These transactions qualify as party-in-interest transactions.

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

Note 6 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants will become 100 percent vested in their Company contributions.

Note 7 - Tax Status

The Internal Revenue Service (“IRS”) issued a determination letter dated July 18, 2014, which stated that the Plan and related trust qualified under applicable provisions of the IRC and, therefore, are exempt from federal income taxes.    This determination letter expired on January 31, 2015 and the Plan requested an updated determination letter from the IRS which was acknowledged by the IRS on February 6, 2015.  This latest application incorporates all of the amendments as of December 8, 2014.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2014, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.

Note 8 - Risks and Uncertainties

The Plan invests in various investment securities.    Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

Note 9 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of investments at contract value per the financial statements to the Form 5500:

	December 31,
	2014	2013

Investments, at fair value, per the financial statements	$ 173,020,271	$ 165,574,806

Adjustment from fair value to contract value for fully
benefit-responsible investment contract	(155,758)	(157,526)

Investments at contract value per Form 5500	$ 172,864,513	$ 165,417,280

Note 10 – Subsequent Event

As of December 31, 2014, the Plan has seven different groups of participants with differing contributions.  In an effort to provide more uniformity and ease of administration, the Plan was amended to move all non-represented employees and Union represented employees in Groups 2 and 3 (with the exception of certain Group 3 participants) to Group 8 on January 1, 2015.  The unions representing employees in these Groups, except for Local 542 of the International Union of Operating Engineers, have now agreed to participation in Group 8, effective January 1, 2015.  In addition, those participants who were in Group 7 will be moved into Group 6 as of January 1, 2015.

As of January 1, 2015, a discretionary year-end contribution may also be made up to 3% of an employee’s eligible compensation for Group 8 participants who are actively employed on the last day of the year.  An employee does not have to make deferral contributions to be eligible for a discretionary year-end contribution.  This discretionary year-end contribution to the Plan will be made in the form of cash that is used to purchase Aqua America, Inc. common stock.

Aqua America, Inc. 401(k) Plan

Form 5500 - Schedule H - Line 4i

Schedule of Assets (Held at End of Year)

EIN:  23-1702594

PN:  005

December 31, 2014

				Current
( a )	Identity of Issue ( b )	Description of Investment ( c )	Cost ( d )	Value ( e )

	Growth funds:
	American Funds EuroPacific Growth Fund	Registered Investment Company	N/A	$ 1,225,489
	JP Morgan US Equity Fund	Registered Investment Company	N/A	806,214
	Dodge & Cox International Stock Fund	Registered Investment Company	N/A	1,099,974
	Victory Munder Mid-Cap Core Growth Fund	Registered Investment Company	N/A	981,964
	Neuberger Berman Genesis Fund, Instl	Registered Investment Company	N/A	393,016
*	T. Rowe Price Diversified Small-Cap Growth Fund	Registered Investment Company	N/A	712,915
*	T. Rowe Price Growth Stock Fund	Registered Investment Company	N/A	1,934,394
*	T. Rowe Price Retirement 2020 Fund	Registered Investment Company	N/A	21,603,065
*	T. Rowe Price Retirement 2025 Fund	Registered Investment Company	N/A	16,799,084
*	T. Rowe Price Retirement 2030 Fund	Registered Investment Company	N/A	14,728,529
*	T. Rowe Price Retirement 2035 Fund	Registered Investment Company	N/A	5,817,043
*	T. Rowe Price Retirement 2040 Fund	Registered Investment Company	N/A	3,757,439
*	T. Rowe Price Retirement 2045 Fund	Registered Investment Company	N/A	2,291,654
*	T. Rowe Price Retirement 2050 Fund	Registered Investment Company	N/A	1,212,124
*	T. Rowe Price Retirement 2055 Fund	Registered Investment Company	N/A	471,548
	Balanced funds:
	Fidelity Balanced Fund	Registered Investment Company	N/A	1,964,248
*	T. Rowe Price Retirement 2005 Fund	Registered Investment Company	N/A	1,313,570
*	T. Rowe Price Retirement 2010 Fund	Registered Investment Company	N/A	2,625,874
*	T. Rowe Price Retirement 2015 Fund	Registered Investment Company	N/A	14,126,761
*	T Rowe Price Retirement Balanced Fund	Registered Investment Company	N/A	764,340

Aqua America, Inc. 401(k) Plan

Form 5500 - Schedule H - Line 4i

Schedule of Assets (Held at End of Year)

EIN:  23-1702594

PN:  005

December 31, 2014

				Current
( a )	Identity of Issue ( b )	Description of Investment ( c )	Cost ( d )	Value ( e )

	Balanced funds (continued):
	Vanguard Mid-Cap Index Fund, Signal	Registered Investment Company	N/A	$ 1,441,275
	Vanguard Small-Cap Index Fund, Signal	Registered Investment Company	N/A	1,096,306
	Vanguard Total International Stock Index Fund, Inv.	Registered Investment Company	N/A	870,005
	Vanguard 500 Index Fund, Signal	Registered Investment Company	N/A	1,793,343
	Value funds:
	AllianzGI NFJ Small-Cap Value Fund, Instl	Registered Investment Company	N/A	614,409
	Goldman Sachs Mid-Cap Value Fund, Instl	Registered Investment Company	N/A	819,040
	Vanguard Windsor II Fund, Inv.	Registered Investment Company	N/A	1,436,171
	Fixed income funds:
	PIMCO Total Return Fund, Inst	Registered Investment Company	N/A	4,059,513
	Kinetics Alternative Income Fund	Registered Investment Company	N/A	53,675
	Money market fund:
*	T. Rowe Price Prime Reserve Fund	Registered Investment Company	N/A	11,865
*,**	T. Rowe Price Stable Value Fund	Common Trust Fund	N/A	10,588,620
*	Aqua America, Inc. Common Stock	Common Stock	N/A	55,451,046
*	Notes receivable from participants	Interest rates 4.25% to 8.50%	0	4,368,440

				$ 177,232,953
*	A party-in-interest as defined by ERISA
**	Fair value = $10,744,378
N/A	Cost ommitted for participant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Aqua America, Inc. 401(k) Plan

Date:  June 12, 2015

/s/ Christopher P. Luning
Christopher P. Luning
Secretary
Aqua America, Inc. Retirement and Employee Benefits Committee

Exhibit Index

Exhibit No.	Description
23.1	Consent of Baker Tilly Virchow Krause, LLP